Exhibit 99.1
Mine Safety Disclosure
     Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, each operator of a mine is required to include certain mine safety results in its periodic reports filed with the SEC. Our manufacturing plants process mined minerals, and therefore are viewed as mine operations and are subject to regulation by the federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (Mine Act). Below, we present the following items regarding certain mining safety and health matters for the three months ended March 31, 2011:
-	total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104 of the Mine Act for which we have received a citation from MSHA;

-	total number of orders issued under section 104(b) of the Mine Act, which covers violations that had previously been cited under section 104(a) that, upon follow-up inspection by MSHA, are found not to have been totally abated within the prescribed time period, which results in the issuance of an order requiring the mine operator to immediately withdraw all persons (except certain authorized persons) from the mine;

-	total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under Section 104(d) of the Mine Act;

-	total number of flagrant violations (i.e., reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury) under section 110(b)(2) of the Mine Act;

-	total number of imminent danger orders (i.e., the existence of any condition or practice in a mine which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated) issued under section 107(a) of the Mine Act;

-	total dollar value of proposed assessments from MSHA under the Mine Act;

-	total number of mining-related fatalities; and

-	total number of pending legal actions before the Federal Mine Safety and Health Review Commission involving such mine.
CARBO Ceramics Inc.
Mine Safety Disclosure
Three Months Ended March 31, 2011
(Unaudited)
(Whole dollars)

	Section	Section	104(d)	Section	Section	Proposed	Proposed		Pending
	104	104(b)	Citations	110(b)(2)	107(a)	MSHA	MSHA		Legal
Operation(1)	Citations	Orders	and Orders	Violations	Orders	Assessments(2)	Assessments(3)	Fatalities	Actions
New Iberia, LA	0	—	—	—	—	$0.00	$34,322.00	—	18
Eufaula, AL	2	—	—	—	—	200.00	300.00	—	1
McIntyre, GA	2	—	—	—	—	200.00	110,681.00	—	10
Toomsboro, GA	2	—	—	—	—	534.00	1,220.00	—	4

Total	6	—	—	—	—	$934.00	$146,523.00	—	33

(1)	The definition of mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine.

(2)	Amounts included are the total dollar value of proposed or outstanding assessments received from MSHA for the three month period ended March 31, 2011 regardless of whether the assessment has been challenged or appealed, for alleged violations occurring during the three month period ended March 31, 2011.

(3)	Amounts included are the total dollar value of all proposed or outstanding assessments received from MSHA as of March 31, 2011 regardless of whether the assessment has been challenged or appealed.